June 2, 2006

Via U.S. Mail

Haim Aviv, Ph.D.
Chairman of the Board
Pharmos Corporation
99 Wood Avenue South
Suite 311
Iselin, NJ  08830

       Re:    Pharmos Corporation
      PRE 14A
      Filed on May 3, 2006
      File No. 0-11550

Dear Mr. Aviv:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Based upon the Schedule 14A filed on May 25, 2006, it would appear that Mr. Lloyd I. Miller, III has informed you of his intention to solicit proxies against the issuance of shares in connection with the
Vela Pharmaceuticals transaction and to nominate and support the election of three directors of his choice. Please revise your proxy materials to advise shareholders of this solicitation in opposition and ensure that you have provided the disclosure required pursuant to
Items 4(b) and 5(b) of Schedule 14A, assuming you intend to continue to pursue an election of directors at the meeting of shareholders. Please also tell us supplementally whether you have received timely notice of this or any other matter for consideration by shareholders under the company`s governing instruments or the applicable state law. Supplementally describe in detail any contacts or negotiations you are having or had with Mr. Miller.

Form 8-K filed June 1, 2006
2. We note that you have filed the article "Who is Lloyd Miller?"
as
published in Globes. It is not clear, however, why this was not filed as Soliciting Material pursuant to Rule 14a-12. Please advise or revise to file it as such, and ensure that it includes (i) summarized information regarding the Participants (as defined in Instruction 3 to Item 4 of Schedule 14A) or a prominent legend advising security holders where that information may be obtained and
(ii) a prominent legend in clear, plain language (a) advising security holders to read the proxy statement when it is available,
(b) explaining to security holders that information may be obtained from a proxy statement, and any other documents from the Commission`s web site, and (c) describing which documents are available for free from the Participants. In future communications, please ensure that you fully comply with Rule 14a-12.
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (212) 986-2399:

Edward B. Chastain, Esq.
Eilenberg & Krause LLP
Pharmos Corporation
June 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE